EXHIBIT 11.1

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Diluted net income per share:
Net income to common shareholders	$554,000	$1,650,000	$4,800,000	$11,807,000

Average number of shares outstanding	8,670,575	9,764,343	8,585,550	9,997,472
Net effect of dilutive stock options based on treasury stock method	1,075,666	13,500	1,075,666	13,500
Net effect of dilutive put option agreements based on the reverse	—	129,722	—	110,540
Total average shares	9,746,241	9,907,565	9,661,216	10,121,512

Diluted net income per share	$0.06	$0.17	$0.50	$1.17